FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 17, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL REPORTS ITS OPERATIONAL RESULTS FOR THE

FIRST SIX MONTHS OF 2007

Moscow, Russia – July 17, 2007, – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announced today its operational results for the first six months of 2007.

Product	First six months of 2007, thousand tonnes	First six months of 2007 vs. first six months of 2006, %
Coal	8,870	+ 10
Coking coal	4,223	- 6
Steam coal	4,647	+ 29
Iron ore concentrate	2,376	- 1
Nickel	8.4	+ 20
Coke	1,935	+ 80
Pig iron	1,865	+ 8
Steel	2,987	+ 4
Rolled products	2,527	+ 11
Flat products	226	+ 17
Long products	1,534	+ 26
Commercial billets	768	- 12
Forgings	42	+ 26
Stampings	50	- 3
Hardware	336	+ 17

Mechel Management OOO Chief Executive Officer Vladimir Polin commented on the operational results for the first six months of 2007, “Mechel continued to improve output in both its mining and steel business segments in the first half of this year.  The coal output increase was supported by the commissioning of our new mine, Olzherasskaya-Novaya, last year and by further operating efficiencies in our functioning mines and open pits.  The iron ore concentrate output approximates last year’s level, which is consistent with the designed capacity of Korshunov Mining Plant, our iron ore concentrate producer.  We took maximum advantage of the favorable pricing conditions at the London Metal Exchange and increased our nickel production.”

Mr. Polin added, “In our steel segment, we continued increasing the output of commercial value-added metal products.  In our hardware segment we increased output of the products which are in demand on the market. In line with that effort, new equipment was commissioned at Beloretsk Metallurgical Plant to produce high-tensile stabilized reinforcing wire which is consumed in the construction industry.  Finally, the increase we achieved in coke production was due to the acquisition of Moscow Coke and Gas Plant last year and the commissioning of the new coke battery at Chelyabinsk Metallurgical Plant.”

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Mechel OAO
Alexey Sotskov
Head of PR Department
Phone: 7-495-221-88-88
alexey.sotskov@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date:  July 17, 2007